CM 9/12



ATES
NGE COMMISSION
.C. 20549

BB 9/8

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41479

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meduña & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Banco Popular Building, Suite 903, Tetuan Street
(No. and Street)

Old San Juan (City) Puerto Rico (State) 00902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cyril Meduña (787) 725-5285
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevane Soto Pasarell Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

33 Bolivia Street, 4th Floor, San Juan Puerto Rico 00917
(Address) (City) (State) (Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2005
WASH., D.C.
198

PROCESSED
SEP 14 2005
THOMSON
FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VH 9/13

OATH OR AFFIRMATION

I, Cyril Meduña, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meduña & Co., Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Aff. no. 1172



Signature

Title




JOSE A. MIRANDA DALECCIO
ABOGADO - NOTARIO

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEDUÑA & CO., INC.

FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND 2004

TOGETHER WITH AUDITORS' REPORT





Certified Public Accountants
and Management Advisors
Puerto Rico member of
Grant Thornton


Kevane Soto Pasarell Grant Thornton LLP

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Meduña & Co., Inc.:

We have audited the accompanying balance sheets of **MEDUÑA & CO., INC. (a Puerto Rico corporation)** as of June 30, 2005 and 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Meduña & Co., Inc.** as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kevane Soto Pasarell Grant Thornton LLP

San Juan, Puerto Rico,
July 21, 2005.

2085676


SELLO
$5.00
$5.00

33 Bolivia Street
4th Floor
San Juan
Puerto Rico 00917
T (787) 754-1915
F (787) 751-1284
E ksp@kevane.com
www.kevane.com

MEDUÑA CO., INC.

BALANCE SHEETS -- JUNE 30, 2005 AND 2004

ASSETS

	2005	2004
CURRENT ASSETS:		
Cash and cash equivalent	$ 70,428	$ 272,373
Certificates of deposit, etc.	504,130	200,000
Accounts receivable	1,004	50,740
Dividends receivable	3,500	-
Total current assets	579,062	523,113
INVESTMENTS, at fair market value	128,067	134,194
OTHER ASSETS	14,046	14,046
Total assets	$ 721,175	$ 671,353

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
CURRENT LIABILITIES:		
Accrued liabilities	$ 25,000	$ 50,000
Income tax payable	10,215	14,834
Total current liabilities	35,215	64,834
STOCKHOLDERS' EQUITY:		
Common stock, par value $100 each, 10,000 shares authorized, 101 shares issued and outstanding	10,100	10,100
Amount of paid-in capital in excess of par value of shares issued	64,900	64,900
Accumulated other comprehensive loss	(11,709)	(6,782)
Retained earnings	622,669	538,301
Total stockholders' equity	685,960	606,519
Total liabilities and stockholders' equity	$ 721,175	$ 671,353

The accompanying notes are an integral part of these balance sheets.

MEDUÑA CO., INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

	2005	2004
REVENUES:		
Management fees	$ 90,000	$ 125,000
Interest, miscellaneous income, etc.	39,398	14,476
Total revenues	129,398	139,476
OPERATING EXPENSES:		
Legal, accounting and consulting fees	6,472	4,899
Professional organization dues, other dues, subscriptions and others	5,240	4,823
Insurance	4,632	4,662
Bank charges	300	310
Taxes, other than income	265	310
Total operating expenses	16,909	15,004
INCOME BEFORE PROVISION FOR INCOME TAXES	112,489	124,472
PROVISION FOR INCOME TAXES	28,121	32,315
NET INCOME	$ 84,368	$ 92,157

The accompanying notes are an integral part of these statements.

MEDUÑA CO., INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Accumulated Earnings	Total	Annual Comprehensive Income (loss)
BALANCE, June 30, 2003	$ 10,100	$ 64,900	$ (5,869)	$ 446,144	$ 515,275	
COMPREHENSIVE INCOME -- 2004						
Net income	-	-	-	92,157	92,157	$ 92,157
Increase in unrealized holding gain on investments	-	-	(913)	-	(913)	(913)
Net comprehensive income -- 2004	-	-	-	-	-	$ 91,244
BALANCE, June 30, 2004	10,100	64,900	(6,782)	538,301	606,519	
COMPREHENSIVE INCOME -- 2005						
Net income	-	-	-	84,368	84,368	$ 84,368
Varation in unrealized holding gain or loss on investments	-	-	(4,927)	-	(4,927)	(4,927)
Net comprehensive income -- 2005	-	-	-	-	-	$ 79,441
BALANCE, June 30, 2005	$ 10,100	$ 64,900	$ (11,709)	$ 622,669	$ 685,960	

The accompanying notes are an integral part of these statements.

MEDUÑA CO., INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the year	$ 84,368	$ 92,157
Adjustments to reconcile net income for the year to net cash provided by operating activities -		
Changes in assets and liabilities -		
Decrease (increase) in accounts receivable	46,236	(49,981)
Decrease in accrued liabilities	(25,000)	-
(Decrease) increase in accrued income taxes	(4,619)	3,109
Net cash provided by operating activities	100,985	45,285
CASH FLOWS USED IN INVESTING ACTIVITIES -- purchase of investments, net of distributions, etc.	1,200	(38,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	102,185	7,285
CASH AND CASH EQUIVALENTS, beginning of year	472,373	465,088
CASH AND CASH EQUIVALENTS, end of year	$ 574,558	$ 472,373

Supplemental disclosure of cash flow information:

	2005	2004
Income taxes paid	$ 32,740	$ 29,206

Supplemental schedule of non-cash investing activities:

During the year ended June 30, 2005 the Company recorded an increase of $4,927 in the amount of the unrealized holding loss on investments.

During the year ended June 30, 2004 the Company recorded an increase of $913 on the unrealized holding loss on investment.

The accompanying notes are an integral part of these statements.

MEDUÑA & CO., INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2005 AND 2004

(1) Organization and summary of significant accounting policies:

(a) **Organization** -

The Company was organized on June 5, 1989, under the laws of Puerto Rico and commenced operations in October 1989. It is engaged in financial and securities activities and is registered as a broker-dealer with the Securities and Exchange Commission, Washington, D.C. and with the Puerto Rico Securities Commission. The Company's activities have consisted of the sale of securities to corporations, financial institutions and residents of Puerto Rico, and in performing investment advisory and/or related financial services for third parties.

(b) **Summary of significant accounting policies** -

(i) **Basis of accounting** -

The Company uses the accrual basis of accounting for financial statements and income tax return purposes.

(ii) **Cash and cash equivalents** -

The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

(iii) **Certificates of deposit and commercial paper** –

These amounts as of June 30, 2005, can be detailed as follows:

Description	Amount	Maturity
Commercial paper	$ 204,130	August 12, 2005
Certificate of deposit	100,000	June 30, 2006
Certificate of deposit	200,000	November 4, 2007
	$ 504,130	

(iv) **Investments** -

The Company classifies its investments as available for sale. The investments are stated at fair value, with net unrealized gains or losses on such investments recorded as accumulated other comprehensive income (loss) in the stockholders' equity section. Realized gains and losses are included in current earnings and are derived using the specific identification method for determining the cost of the investments. See related Note (2).

(v) **Comprehensive income** –

The Company also adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which established the rules for the reporting and display of comprehensive income and its components. Comprehensive income represents operational net income plus all other changes in net assets from non-owner sources. During the years ended June 30, 2005 and 2004, non-owner components of the net comprehensive income was limited to unrealized holding gain or losses from securities classified as available for sale.

(vi) **Income taxes** –

The Company's taxable income is subject to Puerto Rico income tax at rates ranging from 20% to 39%, as provided for by the 1994 Puerto Rico Internal Revenue Code, as amended.

(vii) **Use of estimates** -

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Investments:

The Company owns 12 shares of Venture Capital Fund, Inc., a Puerto Rico corporation organized to invest in high-risk venture capital entities organized to operate in Puerto Rico. Relevant tax regulations in Puerto Rico grant the purchaser of shares in Venture Capital Fund, Inc. a credit (in the year of purchase) against the purchaser's income tax calculated at a maximum of 25% of the amount invested. Subsequently, if this investment is disposed of at a loss, additional tax credits are available to the purchaser. There is no market maintained for the trading of shares in Venture Capital Fund, Inc. The Company carries its investment at cost, net of the amount of tax credits realized and net of distributions received (considered as return of funds invested).

The Company has also acquired shares in Technology Value Fund, issued by Interactive Investment, a Delaware Business Trust.

During the year ended June 30, 2001, the Company entered into a subscription agreement for the purchase of a limited partner interest in Tucker Anthony Private Equity Fund III, L.P., a Delaware limited partnership established to invest in high quality private equity funds. The total capital commitment is for $100,000. As of June 30, 2005, the total capital contributions, net of distributions amounted $57,250.

The following schedule summarizes the market value of investments at June 30, 2005.

2005				
Equity securities	# of shares	Cost	Unrealized Gain or (Loss)	Market Value
Venture Capital Fund of Puerto Rico	12	$ 8,800	(6,857)	$ 1,943
Technology Value Fund	666.678	21,676	(3,082)	18,594
NASDAQ Stock Market, Inc.	2,300	29,300	-	29,300
Popular Inc. Series A Notes	20,000	20,000	980	20,980
		79,776	(8,959)	70,817
Limited partnership interest				
Tucker Anthony Private Equity Fund III, L.P.	-	60,000	(2,750)	57,250
Total		$ 139,776	$ (11,709)	$ 128,067

(3) **Related party transactions:**

The Company had transactions with affiliated entities, through common ownership, Venture Management, Inc., a Puerto Rico based venture capital/ private equity investment organization and Advent Morro Equity-Partner, Inc., a company that provides, during year ended 2004, management services to private equity funds or other entities. The Company derived revenues from these affiliates for the years ended June 30, 2005 and 2004 in the amounts of $90,000 and $125,000, respectively.

(4) **Concentration of credit risk:**

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company maintains its cash deposit accounts with highly reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balance may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

(5) **Commitments:**

Office furniture and furnishings are owned by a stockholder. While no charge has ever been made to the Company for the use of such equipment, etc., it is possible that the Company may either acquire such assets or pay a rental charge for the use thereof.

(6) **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and limits the ratio of aggregate indebtedness to net capital, both as defined; furthermore, equity capital may not be withdrawn or cash dividends paid under certain conditions. At June 30, 2005 and 2004, the Company had net capital, as defined, of $529,592 and $457,946, respectively, which was $429,592

and $357,946, respectively, in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .07 and .14 in 2005 and in 2004, respectively. (See Schedule 1)

(7) **Supplementary information:**

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Other schedules, such as: Determination of Reserve Requirements; Information Relating to Possession or Control Requirements; and Schedule of Segregation Requirements are omitted as being not applicable since through June 30, 2003 the Company has not generated any relevant transactions, nor has it had activities that would make necessary the presentation of the information presented in such schedules.



Certified Public Accountants
and Management Advisors
Puerto Rico member of
Grant Thornton


Kevane Soto Pasarell Grant Thornton LLP

INDEPENDENT AUDITORS' REPORT

ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17 A-5

To the Board of Directors of
Meduña & Co., Inc.:

In planning and performing our audit of the financial statements of **MEDUÑA & CO., INC.** for the year ended June 30, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

33 Bolivia Street
4th Floor
San Juan
Puerto Rico 00917
T (787) 754-1915
F (787) 751-1284
E ksp@kevane.com
www.kevane.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevane Soto Pasarell Grant Thornton LLP

San Juan, Puerto Rico,
July 21, 2005.

2085677


SELLO

MEDUÑA CO., INC.

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2005 AND 2004

	2005	2004
NET CAPITAL:		
Stockholders' equity as of June 30, as per accompanying balance sheets	$ 685,960	$ 606,519
Less - Non-allowable assets	142,113	148,333
	543,847	458,186
Less - Haircuts on securities-		
Certificates of deposits and commercial paper	14,255	240
Net capital	$ 529,592	$ 457,946
AGGREGATE INDEBTEDNESS:		
Items included in the accompanying balance sheets-		
Accrued liabilities	$ 35,215	$ 64,834
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital required (6-2/3% of total aggregated indebtedness)	$ 2,347	$ 4,320
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Highest minimum net capital requirement	$ 100,000	$ 100,000
Excess net capital at 1000%	$ 527,245	$ 451,463
Net capital in excess of highest minimum net capital	$ 427,245	$ 351,463
Ratio: Aggregate indebtedness to net capital	0.07	0.14
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II Form X-17A-5 as of June 30):		
Net capital as reported in Company's Part II	$ 524,989	$ 457,082
Net audit adjustments	4,603	864
Net capital	$ 529,592	$ 457,946

MEDUÑA CO., INC. **Schedule II**

RECONCILIATION PURSUANT TO RULE 17A-5(D) (4)

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2005 AND 2004

	2005	2004
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II Form X-17A-5 as of June 30, 2005 and 2004):		
Net capital, as previously reported (Focus II report as of June 30, 2005 and 2004)	$ 524,989	$ 457,082
Adjustments to current year earnings	4,603	864
Net capital, as reported herein	$ 529,592	$ 457,946